EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT
Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization

The Bryan-College Station Financial Holding Company	First Federal Savings Bank, Bryan, Texas	100%	Delaware

The Bryan-College Station Financial Holding Company	Best of Texas, Inc. Bryan, Texas	100%	Delaware

First Federal Savings Bank, Bryan, Texas	First Service Corporation of Bryan	100%	Texas